787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: John Ganley, Esq.

Re:	SunAmerica Senior Floating Rate Income Fund, Inc. (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 19 to Registration Statement on Form N-1A
Securities Act File No. 333-32798
Investment Company Act File No. 811-8727

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on April 18, 2017, with respect to Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 20 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on March 1, 2017 (the “Amendment”), to make certain edits to disclosure regarding the AIG Senior Floating Rate Income Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to each comment are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

John Ganley, Esq.

April 28, 2017

I.	PROSPECTUS

Comment 1:	With regard to the subsection entitled “Fund Highlights: Fees and Expenses of the Fund,” please provide a completed fee table and expense example in correspondence prior to the effective date of the Amendment.

Response 1:	A copy of the completed fee table and expense example is attached hereto as Exhibit A.

Comment 2:	In the subsection entitled “Fund Highlights: Fees and Expenses of the Fund,” if SunAmerica Asset Management, LLC (the “Adviser”) is entitled to recoup the fees waived and/or expenses reimbursed, please include disclosure with respect to the recoupment in a footnote to the fee table. Please also confirm that such recoupment will occur during the three-year period following the date of the waiver and/or reimbursement.

Response 2:	The Adviser is not entitled to recoup fees waived and/or expenses reimbursed with respect to the Fund under the current expense limitation agreement.

Comment 3:	With regard to the subsection entitled “Fund Highlights: Fees and Expenses of the Fund,” please confirm that the expense example reflects net operating expenses of the Fund for the full ten-year period.

Response 3:	The Registrant confirms that the expense example reflects the net operating expenses of the Fund for the full ten-year period.

Comment 4:	In the subsection entitled “Fund Highlights: Principal Investment Strategies and Techniques of the Fund,” please explain why it is appropriate to include institutionally traded secured floating rate debt obligations in the 80% test as they do not appear to be senior loans.

Response 4:	The Registrant submits that the Fund’s name does not suggest an investment in “senior loans,” but rather senior floating rate instruments, which include the types of securities reflected in the Fund’s 80% policy (i.e., senior secured floating rate loans and other institutionally traded secured floating rate debt obligations).

Comment 5:	In the subsection entitled “Fund Highlights: Principal Investment Strategies and Techniques of the Fund,” please refer to “high-yield, high-risk bonds” as “junk bonds” when they are first introduced in this subsection.

Response 5:	The requested change has been made.

Comment 6:	The penultimate sentence of the first paragraph in the subsection entitled “Fund Highlights: Principal Investment Strategies and Techniques of the Fund” states that “. . . the Fund may not invest more than 10% of its total assets in high yield fixed income securities.” The second sentence of the third paragraph in the same subsection states that “[m]ost, if not all, of the Loans in which the Fund invests will be rated below investment grade or will be unrated Loans of comparable quality.” The Staff notes that both sentences appear to be inconsistent. Please explain any inconsistency.

John Ganley, Esq.

April 28, 2017

Response 6:	The Registrant respectfully notes that the two referenced sentences are not inconsistent. The Registrant considers Loans and high yield fixed income securities to be two separate categories of securities, which is consistent with market practice.

Comment 7:	In the subsection entitled “Fund Highlights: Principal Investment Strategies and Techniques of the Fund, the Amendment states that the Fund may invest in foreign securities. Does this include emerging markets? If so, please specify this and consider whether there should be emerging markets disclosure as well. If investing in emerging markets is not a principal strategy of the Fund, the current disclosure may be adequate.

Response 7:	The Registrant respectfully submits that the current disclosure regarding investments in foreign securities is sufficient, as the Fund does not invest in emerging markets as a principal investment strategy.

Comment 8:	In the subsection entitled “Fund Highlights: Principal Risks of Investing in the Fund,” please change the principal risk entitled “Credit Quality” to “Junk Bonds” since most of the Fund’s asset could be invested in below investment grade securities. If the Fund does not invest more than 10% of its assets in below investment grade securities, this comment is not applicable. See Comment 6.

Response 8:	The Registrant respectfully declines to retitle the principal risk “Credit Quality,” as it believes it serves as a more appropriate title for the risk than “Junk Bonds.” The Fund acknowledges that high yield bonds are commonly referred to as “junk bonds” (see Comment 5 above), but notes that senior loans and other types of instruments in which the Fund will principally invest are not referred to as junk bonds, even though they may be rated below investment grade.

Comment 9:	In the subsection entitled “Shareholder Account Information: Sales Charge Reductions and Waivers,” the Staff notes that the only financial intermediary identified is Merrill Lynch. Are there other financial intermediaries that will have specific sales charge waivers? If so, then please disclose each financial intermediary that has a specific sales charge waiver specifically in this subsection. Please also revise the disclosure on page A-1 of the Prospectus to reflect the specific waivers and sales charge reductions of each financial intermediary.

Response 9:	The Registrant submits that, currently, the only financial intermediary that will have specific sales charge waivers is Merrill Lynch.

John Ganley, Esq.

April 28, 2017

Comment 10:	In first bullet of the subsection entitled “Shareholder Account information: Sales Charge Reductions and Waivers, Waivers for Certain Investors for Class A shares,” please specifically identify each financial planner, financial institution or broker dealer that utilizes fund shares in fee-based investment programs under an agreement with ACS. In the last bullet of that subsection, please specifically identify each financial intermediary who has entered into an agreement with the Fund’s distributor to offer shares through a no-load network or platform, or through self-directed investment brokerage accounts, that may or may not charge a transaction fee to its customers.

Response 10:	The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the classes of investors that is eligible for the waiver of front-end sales charges on Class A shares are sufficiently described as “financial planners, institutions, broker-dealer representatives or registered investment advisers utilizing fund shares in fee-based investment programs under an agreement with ACS” and “financial intermediaries who have entered into an agreement with the Distributor to offer shares through a no-load network or platform, or through self-directed investment brokerage accounts, that may or may not charge a transaction fee to its customers.” Each “class” is not specifically limited to clients of select broker-dealers.

Comment 11:	On page A-1 of the Prospectus, please delete the reference to April 10, 2017.

Response 11:	The requested change has been made.

Comment 12:	On page A-1 of the Prospectus, please delete the last phrase in the first sentence of the first paragraph (i.e., “which may differ from those disclosed elsewhere in this Prospectus or SAI” ), as the sales charge waivers and reductions do differ – not may differ – from the Prospectus or SAI disclosure.

Response 12:	The Registrant respectfully declines to make this change, as not all of the waivers set out on page A-1 differ from those disclosed elsewhere in the Prospectus or SAI.

II.	STATEMENT OF ADDITIONAL INFORMATION

Comment 13:	With regard to investment restriction (b) of the subsection entitled “Investment Restrictions and Fundamental Policies,” the Staff notes that its position is that a fund must specify its policy to concentrate its investments in a particular industry or group of industries. The Fund or the Adviser may not have the flexibility to either concentrate or not concentrate (i.e., no limit to purchasing things in the financial institutions industry) the Fund’s investments in any particular industry or group of industries. If the Fund will invest more than 25% of its assets in a particular industry, which appears to be the case here, then the Fund must disclose such concentration. The Staff notes that the change would not require shareholder approval as the Staff takes the position that it would merely be a clarification of the current disclosure.

John Ganley, Esq.

April 28, 2017

Response 13:	The Registrant submits that the Fund does not have the flexibility to either concentrate or not concentrate in the financial institutions industry. As disclosed in the second paragraph following the list of investment restrictions on page 13 of the SAI, for the purpose of the Fund’s concentration policy, the exception for purchasing securities of financial institutions industry issuers is limited to where a financial institutions industry issuer serves as agent or intermediary participant for a borrower of a loan in which the Fund invests. In such case, the borrower, rather than agent or intermediary participant, is generally deemed to be the issuer for purposes of industry concentration.

Comment 14:	With regard to the notation paragraph in reference to investment restriction (b) of the subsection entitled “Investment Restrictions and Fundamental Polices,” the Staff notes its view that, for the purposes of determining the industry concentration of the Fund’s assets, both the ultimate borrower and the financial intermediary would be considered issuers, since the Fund would be exposed to the risk of both the borrower and the financial intermediary. Please update the disclosure accordingly.

Response 14:	The Registrant recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter (Jul. 10, 1989), at footnote 2 (the “Putnam No-Action Letter”). The Registrant maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Registrant respectfully declines to make any changes to its disclosure in response to this comment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * * * * * * *

John Ganley, Esq.

April 28, 2017

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Thomas D. Peeney, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

John Ganley, Esq.

April 28, 2017

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in the AIG fund complex. More information about these and other discounts is available from your financial professional and in the “Shareholder Account Information-Sales Charge Reductions and Waivers” section on pages 7-9 of the Fund’s Prospectus, in the “Intermediary-Specific Sales Charge Waiver Policies” section on page A-1 of the Fund’s Prospectus and in the “Additional Information Regarding Purchase of Shares” section on page 32 of the Fund’s statement of additional information (“SAI”).

	Class A	Class C
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.75%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the amount redeemed or original purchase cost)(1)	None	1.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.35%	0.75%
Other Expenses	0.58%	0.57%
Administrative Fee(2)	0.20%	0.20%
Acquired Fund Fees	0.01%	0.01%
Total Annual Fund Operating Expenses Before Fee Waiver and/or Expense Reimbursement(3)	1.79%	2.18%
Fee Waiver and/or Expense Reimbursement	0.33%	0.42%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	1.46%	1.76%

(1)	Purchases of Class A shares of $1 million or more will be subject to a contingent deferred sales charge (“CDSC”) on redemptions made within two years of purchase. The CDSC on Class C shares applies only if shares are redeemed within twelve months of their purchase. See pages 7-9 of the Prospectus for more information about the CDSCs.
(2)	The Administrative Fee is a component of Other Expenses.

John Ganley, Esq.

April 28, 2017

(3)	Pursuant to an Expense Limitation Agreement, SunAmerica Asset Management, LLC (“SunAmerica” or the “Adviser”) is contractually obligated to waive its fees and/or reimburse expenses to the extent that the Total Annual Fund Operating Expenses exceed 1.45% and 1.75%, for Class A and C shares, respectively. For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, such as litigation, or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees, and other expenses not incurred in the ordinary course of the Fund’s business. This Agreement will continue in effect indefinitely, unless terminated by the Board of Directors, including a majority of the directors of the Board who are not “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended (the “Independent Directors”).

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions and the net expenses shown in the fee table, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$518	$819	$1,143	$2,056
Class C Shares	279	554	954	2,073

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$518	$819	$1,143	$2,056
Class C Shares	179	554	954	2,073